UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

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☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☒ Soliciting Material Pursuant to §240.14a-12

ACTIVISION, INC.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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(1) Title of each class of securities to which transaction applies:

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(4) Proposed maximum aggregate value of transaction:

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Filed by Activision, Inc.

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

On February 13, 2008, Activision, Inc. added the following to the Employee Submitted FAQs on its employee website at activisionemployees.com:

2

14.  Will Activision Blizzard, the combined company resulting from the proposed combination of Activision and Vivendi Games, or Vivendi Games incur any obligations under Vivendi’s recently announced €3.5 billion syndicated debt facility?

No.  On January 18, 2008, Vivendi, the parent company of Vivendi Games, announced that it had signed a new syndicated loan of €3.5 billion with its lenders in anticipation of, among other things, financing requirements associated with the proposed combination of Activision and Vivendi Games.  Vivendi Games, the Vivendi subsidiary that will merge with and into a subsidiary of Activision in the proposed transaction, is not a party to, or guarantor of, the credit facility obtained by Vivendi.  As a consequence, neither Activision Blizzard nor Vivendi Games will have any obligation under that credit facility following completion of the proposed transaction.

Important Additional Information has been and will be filed with the SEC

This communication is being made, in part, in respect of the proposed business combination involving Activision, Inc. (the “Company”), Vivendi, S.A. (“Vivendi”), and Vivendi Games, Inc. (“Vivendi Games”). In connection with the proposed transactions, the Company has filed with the Securities and Exchange Commission (the “SEC”) a preliminary Proxy Statement and other documents regarding the proposed transactions, and plans to file with the SEC a definitive Proxy Statement as well as other documents regarding the proposed transactions.  The definitive Proxy Statement will be mailed to stockholders of the Company.  INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT AND OTHER RELEVANT MATERIAL FILED WITH THE SEC, AND THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS TO BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS.

 Investors and security holders may obtain free copies of the preliminary Proxy Statement and other documents filed with the SEC by the Company, and will be able to obtain free copies of the Proxy Statement (when available) and other relevant documents to be filed with the SEC by the Company, through the website maintained by the SEC at http://www.sec.gov.  Free copies of the preliminary Proxy Statement (and the definitive Proxy Statement, when available) and other documents filed with the SEC can also be obtained by directing a request to the Company’s Investor Relations.

The Company and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding the Company’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended March 31, 2007, which was filed with the SEC on June 14, 2007, and its proxy statement for its 2007 annual meeting of stockholders, which was filed with the SEC on July 30, 2007.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the preliminary Proxy Statement and will be contained in other relevant materials filed with the SEC (and will be contained in the definitive Proxy Statement and other relevant materials to be filed with the SEC when they become available).

THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF ACTIVISION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ACTIVISION INTENDS TO FILE WITH THE SEC.  ONCE FILED, ACTIVISION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER.  ONCE FILED, ACTIVISION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV, OR FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS.